UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 2020

OR

* TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

                    For the transition period from______to ____

                        Commission file number 001-36441

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTORS BANK EMPLOYEE 401(K) PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INVESTORS BANCORP, INC.
101 JFK PARKWAY
SHORT HILLS, NJ 07078

INVESTORS BANK
EMPLOYEE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants of the Investors Bank Employee 401(k) Plan and the Boards of Directors of Investors Bancorp, Inc. and Investors Bank:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan (the Plan) as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ Sobel & Co., LLC
We have served as the Plan’s auditor since 2019

Livingston, New Jersey
June 29, 2021

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value:
Mutual funds	$132,405,014	106,153,444
Money market funds	8,478,799	6,153,453
Investors Stock Fund	4,313,868	5,156,250
Total investments at fair value	145,197,681	117,463,147
Receivables:
Employer contributions	—	134,178
Employee contributions	—	347,698
Notes receivable from participants	2,796,608	3,236,539
Total receivables	2,796,608	3,718,415
Total assets	147,994,289	121,181,562

Net assets available for benefits	$147,994,289	121,181,562

See accompanying notes to financial statements.

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2020 and 2019

	2020	2019
Additions to net assets attributable to:
Contributions:
Employee	$11,593,931	10,953,789
Participant rollovers	2,411,098	1,565,917
Employer	4,310,671	4,023,215
Total contributions	18,315,700	16,542,921
Investment income:
Interest and dividends	6,347,652	4,981,286
Net appreciation in fair value of investments	13,337,270	16,836,249
Net investment income	19,684,922	21,817,535
Interest income on notes receivable from participants	178,533	168,066
Total additions	38,179,155	38,528,522
Deductions from net assets attributable to:
Distributions to participants	11,316,112	11,426,300
Administrative expenses	196,161	257,313
Total deductions	11,512,273	11,683,613
Net increase in net assets available for benefits, before transfers	26,666,882	26,844,909
Transfers into Plan from Investors Bank Employee Stock Ownership Plan	145,845	120,904
Net increase in net assets available for benefits	26,812,727	26,965,813
Net assets available for benefits, at beginning of year	121,181,562	94,215,749
Net assets available for benefits, at end of year	$147,994,289	121,181,562

See accompanying notes to financial statements.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019

(1)Summary of Significant Accounting Policies
(a)Basis of Presentation
The accompanying financial statements of the Investors Bank Employee 401(k) Plan (the "Plan") have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and present the net assets available for benefits and changes in those net assets.
(b)Use of Estimates
The Plan management has made estimates and assumptions relating to the preparation of the financial statements in conformity with U.S. GAAP. The preparation of the financial statements in accordance with U.S. GAAP requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
(c)Risks and Uncertainties
Participants may direct their contributions in any of the investment options offered by the Plan. The Plan may invest in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for benefits.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant fund elections. Additionally, the investments within each participant-directed fund elections are further diversified into various financial instruments, with the exception of the Investors Stock Fund, that is invested in the securities of a single issuer.
(d)Valuation of Investments and Income Recognition
Investment funds are stated at fair value as determined by quoted market prices. Purchases and sales of investments are recorded on a trade date basis, and interest income is recorded when earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Investors Stock Fund is not traded on an active market. The unit value of the Investors Stock Fund is based on the closing price of Investors Bancorp Inc.'s stock on the last business day of the Plan year. Investors Bancorp Inc. stock is listed and traded on the NASDAQ under the symbol "ISBC".
(e)Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest). If a loan is not repaid, it will be reclassified as a distribution based upon the terms of the Plan Document. Therefore, no allowance for credit losses has been recorded as of December 31, 2020 and 2019.
(f)Benefit Payments
Benefits are recorded when paid.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
(g)Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, "Fair Value Measurement", establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market.
•Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value at year end. There have been no changes in the methodologies used at December 31, 2020 from December 31, 2019, and there were no transfers between levels for the year ended December 31, 2020. All investments are Level 1.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Money market funds: Valued at the closing price reported in the active market on which the individual securities are traded.
Investors Stock Fund: Shares of Investors Bancorp, Inc. common stock are traded on the NASDAQ securities exchange and are valued at the last reported sales price on the last trading day of the Plan year.
The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(2)Plan Description
(a)General
The Plan is a voluntary, participant-directed defined-contribution 401(k) plan as defined under the Internal Revenue Code (“IRC”) sponsored by Investors Bank (the "Bank"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Eligible employees who participate in the Plan should refer to the Plan Document for a more complete description of the Plan’s provisions.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
Fidelity Management Trust Company (the "Trustee" or "Custodian" or "Fidelity") is the Plan's trustee. The Plan offers participants choices between a diverse group of investment funds from Fidelity Investments as well as other investments. Fidelity Workplace Services is the recordkeeper of the Plan.
On May 7, 2014, Investors Bancorp, MHC, the mutual holding company of the Bank, completed its mutual to stock conversion and related stock offering of a newly formed holding company ("Investors Bancorp"). In connection with the stock offering, the Trustee allowed existing participants as of May 7, 2014 a one-time option to invest up to 50% of their existing account balance in Investors Bancorp common stock. As a result, the Trustee of the Plan purchased 686,542 shares of Investors Bancorp common stock based on designated percentages provided by employees. The purchased shares of Investors Bancorp common stock are reflected in the Investors Stock Fund, with each share initially valued at $10.00. At December 31, 2020, the Investors Stock Fund held 408,409 shares of Investors Bancorp common stock valued at a quoted market price of $4,312,803 ($10.56 per share) and a cash equivalent of $1,065. At December 31, 2019, the Investors Stock Fund held 432,660 shares of Investors Bancorp common stock valued at a quoted market price of $5,155,143 ($11.91 per share) and a cash equivalent of $1,107.
(b)Funds and Accounts Managed by Fidelity Management Trust Company
Under the terms of a trust agreement between the Custodian and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian holds the Plan’s investment assets and executed transactions therein. The investments in the funds are reported by the Plan at fair value.
(c)Eligibility and Plan Participant Accounts
Generally, an employee of the Bank and any subsidiary of the Bank is eligible to participate on the first of the month following date of hire and has reached the age of 21.  For employees hired on or after January 1, 2018, an automatic enrollment, with a 4% employee tax deferral contribution, will be made within 30 days of eligibility, or as soon as administratively feasible. Employees are notified by Fidelity approximately 30 days prior to when the automatic contribution is to begin and are able to stop or change this automatic contribution by following the instructions provided in the notice. Each participant's share of the Plan assets is recorded in an account established for that participant. Each participant's account is credited with the participant and employer's contributions, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. Portfolio fees normally charged by the investment funds are applied against the participant’s account and reported as a deduction to investment returns. Contributions are invested based on participant direction.  If the participant has not provided investment directions, contributions will be invested in a Lifecycle Fund based upon the participant’s age at the time of such investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants may elect to divide their contributions or initiate a transfer among the investment fund options, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan Document.
(d)Employee Contributions
Participants may elect to make tax deferred contributions, subject to an annual limit of the lesser of 60% of eligible compensation or the maximum amount allowed by the IRC. The limit on employee elective deferrals was $19,500 in 2020 and $19,000 in 2019.
A participant may make “catch-up” contributions, up to the maximum amount allowed by the IRC, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution was $6,500 for the year ended December 31, 2020 and $6,000 for the year ended December 31, 2019.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
Employee contributions are funded through biweekly payroll deductions, and employer matching is determined and funded biweekly.
(e)Employer Contributions
The Bank's Board of Directors, at their sole discretion, sets the Bank’s matching contribution rate.  For Plan year 2020 and 2019 the Bank contributed 50% of the first 8% of a participant’s eligible contributions.
The Bank's matching contribution amounted to $4,310,671 and $4,023,215 for the years ended December 31, 2020 and 2019, respectively.

The Bank has a discretionary profit sharing contribution under the Plan. For the Plan years ended December 31, 2020 and 2019, there was no profit sharing contribution made to the Plan.
Employees of the Bank and its participating subsidiaries are generally eligible to receive the profit sharing contribution after one year of service, as defined, providing they worked at least 1,000 hours during such plan year and attained age 21. Participants who do not have at least 1,000 hours of service during such plan year or are not employed on the last working day of a plan year are generally not eligible for a profit sharing contribution for such year.
(f)Rollovers and Transfers
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfer of participant accounts for employees in businesses that were acquired by the Bank. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers into the Plan amounted to $2,411,098 and $1,565,917 for the years ended December 31, 2020 and 2019, respectively.
(g)Transfers into Plan from Investors Bank Employee Stock Ownership Plan
Participants who have reached the age 55 and complete 10 years of participation in Investors Bank Employee Stock Ownership Plan ("ESOP") may diversify up to 25% of their ESOP account balance into the Plan during the first five years that participants qualify for this option. In the sixth year, eligible participants may diversify up to 50% of their ESOP account balance (including the 25% previously noted). Participants transferred $145,845 and $120,904 into the Plan from the ESOP during the plan years ended December 31, 2020 and 2019, respectively.
(h)Vesting
Participants are fully vested in their contributions and earnings or losses thereon. Employer contributions and earnings or losses thereon are 100% vested at the end of the third year of service. Participants shall become 100% vested if he or she terminates employment on or after he or she attains normal retirement age, as defined as age 65, or as a result of his or her death or disability. In addition, in the event of Plan termination or partial termination as defined under ERISA, as well as a rollover into a new Plan, participants shall become 100% vested.
(i)Notes Receivable from Participants
Upon application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. Each loan has a minimum of $1,000 and there is a limit of one outstanding loan at any time, per participant. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his or her vested account. All loans must be repaid in equal payments over a five year period unless it is for the purchase of a principal residence in which case the loan repayment period may not extend beyond 10 years from the date of the loan. In the event of termination of employment, the entire outstanding principal and accrued interest is due and payable.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
Loans bear a reasonable rate of interest and remain in effect for the duration of the loan. At December 31, 2020 and 2019, the interest rates on outstanding participant loans ranged from 4.25% to 6.50%, with maturities through 2030 and 2029, respectively.
Principal and interest are paid ratably through biweekly payroll deductions.
(j)CARES Act
On March 27, 2020, the CARES Act was signed into law. This aid package was designed to help the economy from the effects of the coronavirus pandemic, several of the provisions of CARES Act affected employee benefit plans. During 2020, the Plan has opted into the following provisions of the CARES Act:
•Hardship distributions - Qualified plan participants were permitted to take a coronavirus related distribution of up to $100,000 from the Plan without a 10 percent early withdrawal penalty. Eligible distributions were permitted to be taken until December 31, 2020.
•Participant loans - Participants with loans outstanding were permitted to defer payment on the loans that were due during 2020 to after January 1, 2021.

(k)Payment of Benefits
Distributions of vested benefits normally are made upon a participant’s retirement, death, or permanent disability. Upon retirement or termination of employment, participants may receive vested amounts in a cash lump sum. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Any participant may also apply to make in-service withdrawals of all or part of his or her vested account balance subject to specific in-service withdrawal of after-tax contributions, attainment of age 59½ withdrawals and hardship withdrawal criteria in the Plan.
(l)Forfeitures
Participants who terminate employment prior to becoming 100% vested forfeit any non-vested employer contributions. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts may be used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2020 and 2019 were $322,729 and $255,958, respectively. For the Plan years ended December 31, 2020 and 2019, respectively, $156,541 and $311,274 were used towards Plan expenses and employer contributions, and consequently, $310,830 and $140,555, respectively, remain available in the forfeitures account.
(3)Plan Expenses
The Plan’s expenses are paid either by the Plan or the Bank, as provided by the Plan Document. Expenses that are paid by the Bank are excluded from these Financial Statements. Fidelity Management Trust Company and other investment managers are paid from the mutual funds that the Plan invests in. These fees are reflected in net appreciation/(depreciation) in fair value of investments on the Statements of Changes in Net Assets Available for Benefits.
(4)Plan Termination
The Plan has no termination date, and it is the Bank’s intention to continue the Plan indefinitely. Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or a partial termination as defined under ERISA, participants would become 100% vested in their employer contributions.
(5)Federal Income Taxes
The Plan was designed under the Fidelity Volume Submitter Plan Document No. 17 and this plan received an advisory letter dated March 31, 2014. The Fidelity Volume Submitter Plan Document No. 17 was designed to be a qualified plan as described in Section 401(a) of the IRC and, accordingly, exempt from payment of

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2020 and 2019
federal income taxes under provisions of Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Bank believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6)Parties‑In‑Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.
Certain Plan investments are shares of common stock issued by Investors Bancorp, Inc. The Bank is the Plan sponsor, as defined by the Plan, therefore transactions involving purchases and sales of the common stock represent party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. As Fidelity, or its affiliates, are the trustee and record keeper of the Plan, transactions involving purchases and sales of Fidelity managed mutual funds represent party-in-interest transactions.
Notes receivable from participants held by the Plan also reflect party‑in‑interest transactions.
(7)Investment Concentration
The plan holds one investment that represents 10% or more of the Plan’s total investments at December 31, 2020 and 2019.
(8)Recently Issued Accounting Pronouncements
In August 2018 the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirement for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The Company adopted this update on January 1, 2020 which did not have an impact on the Plan's disclosures.
(9)Subsequent Events
Subsequent to December 31, 2020 and through June 29, 2021, the date through which the Plan evaluated subsequent events and on which the financial statements were available for issuance, the Plan administrator has concluded that there were no subsequent event requiring disclosure.

	Supplemental Schedule
Investors Bank
Employee 401(K) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
	EIN: 22-1368780 - Plan # 003

(a)	(b)	(c)	(e)
	Identity of issuer	Description of investment	Current Value
*	Fidelity Management & Research Company	Fidelity Capital & Income Fund	$3,888,888
*	Fidelity Management & Research Company	Fidelity Money Market Government	8,478,799
*	Fidelity Management & Research Company	Fidelity Balanced K Fund	4,051,878
*	Fidelity Management & Research Company	Fidelity Contrafund K	20,431,072
*	Fidelity Management & Research Company	Fidelity U.S. Bond Index	4,039,967
*	Fidelity Management & Research Company	Fidelity 500 Index	14,468,800
*	Fidelity Management & Research Company	Fidelity International Index Fund	2,166,399
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	518,711
*	Fidelity Management & Research Company	Fidelity Freedom K 2005	55,590
*	Fidelity Management & Research Company	Fidelity Freedom K 2010	143,617
*	Fidelity Management & Research Company	Fidelity Freedom K 2015	1,536,709
*	Fidelity Management & Research Company	Fidelity Freedom K 2020	6,217,278
*	Fidelity Management & Research Company	Fidelity Freedom K 2025	6,840,969
*	Fidelity Management & Research Company	Fidelity Freedom K 2030	9,954,026
*	Fidelity Management & Research Company	Fidelity Freedom K 2035	9,075,026
*	Fidelity Management & Research Company	Fidelity Freedom K 2040	5,727,224
*	Fidelity Management & Research Company	Fidelity Freedom K 2045	5,642,199
*	Fidelity Management & Research Company	Fidelity Freedom K 2050	5,605,671
*	Fidelity Management & Research Company	Fidelity Freedom K 2055	2,972,500
*	Fidelity Management & Research Company	Fidelity Freedom K 2060	874,053
*	Fidelity Management & Research Company	Fidelity Freedom K 2065	33,382
	The Vanguard Group	Vanguard Equity Income Fund Admiral Shares	3,036,692
	The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	3,800,544
	The Vanguard Group	Vanguard Mid-Cap Index Fund Admiral Shares	2,008,904
	JP Morgan Asset Management	JPMorgan Core Plus Bond Fund- A	975,639
	MetLife Investment Management	MFS International Diversification Fund	4,990,212
	American Century Investments	American Century Mid Cap Value Fund	3,406,947
	Janus Capital Group	Janus Enterprise Fund Class N	5,934,768
	Nationwide	Nationwide Geneva Small Cap Growth Fund Class A	4,007,349
*	Investors Stock Fund	Investors Bancorp, Inc.	4,313,868
Total Investments held			145,197,681
*	Notes receivable from participants	313 fixed rate loans ranging from 4.25% to 6.5% maturing through 2030	2,796,608
	Total assets held		$147,994,289
*	A party in interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INVESTORS BANK EMPLOYEE 401(K) PLAN

By:	/s/ Sean Burke
Sean Burke
EVP, Chief Financial Officer

By:	/s/ Elaine Rizzo
Elaine Rizzo
EVP, Chief Human Resources & Learning Officer

Date: June 29, 2021